February 1, 2006

Mr. David Norris
Chief Executive Officer
Lite King Corp.
175 Cortland Avenue
Morton, IL  61550

RE:  	Form 8-K Item 4.01 filed January 31, 2006
	File # 0-25105

Dear Mr. Norris:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

1. It is unclear as to why the date of the report listed on the cover page of the Form 8-K is September 30, 2002. The date of the report appears to be January 2, 2005, which is the date of the earliest event (resignation of your former accountants). Please revise.

2. Please amend Item 4(A)(1)(ii) of your Form 8-K to disclose the information required by Item 304(a)(1)(ii) of Regulation S-B regarding your former accountant`s reports, instead of report, for the two fiscal years ended June 30, 2001 and June 30, 2000.

3. Given that your former accountants resigned on January 2, 2005 and you engaged new accountants on January 2, 2005, it is unclear as to why your Board of Directors approved the change on September 30, 2002. Please advise or revise accordingly in an amended Form 8-K.

4. Please amend Items 4(A)(1)(iv) and (v) of your Form 8-K to cover the interim period from the date of the last audited financial statements to January 2, 2005, the date of resignation of your former accountants.

5. To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

*****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

Please file your supplemental response via EDGAR in response to these comments within 5 business days of the date of this letter. Please note that if you require longer than 5 business days to respond, you should contact the staff immediately to request additional time. You may wish to provide us with marked copies of each amended filing to expedite our review. Direct any questions regarding the above to the undersigned at (202) 551-3866.


Sincerely,



Jeffrey Gordon
Staff Accountant
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David Norris
Chief Executive Officer
February 1, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE